Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

Subsidiary	State or Country of Incorporation or Organization

ArthroCare (Australasia) Pty Ltd. f/k/a TiMax Surgical Pty Ltd.	Australia

ArthroCare (Deutschland) AG f/k/a ArthroCare (Deutschland) GmbH	Germany

ArthroCare (Hong Kong) Limited	Hong Kong

ARTHROCARE CANADA LIMITED	Canada

ArthroCare Corporation Cayman Islands	Cayman Islands

ArthroCare Costa Rica, S.R.L.	Costa Rica

ArthroCare Europe Aktiebolog	Sweden

ArthroCare France SARL	France

ArthroCare Italy SRL	Italy

ArthroCare Luxembourg, S.`a.r.l.	Luxembourg

ARTHROCARE SCANDINAVIA ApS	Austria

ArthroCare UK Limited f/k/a ATLANTECH MEDICAL DEVICES LIMITED	United Kingdom

Atlantech Medical Devices (UK) Limited	England

Atlantech medizinische Produkte Vertiebs-GmbH	Austria

Device Reimbursement Services, Inc.	Nevada

DiscoCare, Inc.	Delaware

Medical Device Alliance, Inc.	Nevada

OC Acquisition Sub, LLC	California